Exhibit 99.1

DBCT Management Pty Limited

ACN 097 698 916

Consolidated Financial Statements as of December 31, 2010 and June 30, 2010 and for the six month period ended December 31, 2010 and the year ended June 30, 2010

CONSOLIDATED INCOME STATEMENT

for the period ended 31 December 2010

		Consolidated
	Note	Dec 2010 (6 months) AU$’000	June 2010 (12 months) AU$’000
Revenue	5	176,996	357,442
Other income		—	6,900
Total income		176,996	364,342
Depreciation and amortisation charge		(24,804)	(49,297)
Finance costs	6	(53,520)	(96,517)
Operating and management (handling) charges		(60,370)	(129,332)
Other expenses		(2,963)	(6,713)
Total expense		(141,657)	(281,859)
Profit before income tax expense		35,339	82,483
Income tax expense	8	(2,399)	(189,960)
Profit/(loss) for the period		32,940	(107,477)

Notes to the Financial Statements are included on pages 8 to 36.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the period ended 31 December 2010

		Consolidated
	Note	Dec 2010 (6 months) AU$’000	June 2010 (12 months) AU$’000
Profit/(loss) for the period		32,940	(107,477)
OTHER COMPREHENSIVE INCOME
Gain on cash flow hedges taken to equity	19	28,669	1,885
Gain / (loss) on cash flow hedges transferred to income		(1,886)	7,393
Income tax relating to components of other comprehensive income		(8,035)	(2,783)
Other comprehensive income for the period		18,748	6,495
Total comprehensive income/(expense) for the period		51,688	(100,982)

Notes to the Financial Statements are included on pages 8 to 36.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at 31 December 2010

		Consolidated
	Note	Dec 2010 AU$’000	June 2010 AU$’000
CURRENT ASSETS
Cash and cash equivalents		48,691	37,852
Trade and other receivables	9	47,407	55,402
Other financial assets	10	—	11,421
Other	11	657	1,409
Total current assets		96,755	106,084
NON-CURRENT ASSETS
Other financial assets	10	113,523	87,337
Property, plant and equipment	12	228	248
Intangible assets	13	2,024,923	2,040,590
Total non-current assets		2,138,674	2,128,175
Total assets		2,235,429	2,234,259
CURRENT LIABILITIES
Trade and other payables	14	27,616	23,124
Borrowings	15	672,539	356,519
Provisions	16	186	324
Total current liabilities		700,341	379,967
NON-CURRENT LIABILITIES
Borrowings	15	1,228,074	1,608,190
Deferred tax liabilities	8	161,747	152,530
Provisions	16	72	65
Total non-current liabilities		1,389,893	1,760,785
Total liabilities		2,090,234	2,140,752
Net assets		145,195	93,507
EQUITY
Issued capital	18	146,328	146,328
Reserves	19	20,068	1,320
Accumulated losses	20	(21,201)	(54,141)
Total equity		145,195	93,507

Notes to the Financial Statements are included on pages 8 to 36.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the period ended 31 December 2010

Consolidated	Issued capital AU$’000	Hedge reserve AU$’000	Accumulated losses AU$’000	Total AU$’000
Balance at 1 July 2009	146,328	(5,175)	53,336	194,489
Loss for the period	—	—	(107,477)	(107,477)
Amounts recognised in the current period	—	9,278	—	9,278
Income tax relating to components of other comprehensive income	—	(2,783)	—	(2,783)
Total comprehensive expense for the period	—	6,495	(107,477)	(100,982)
Total equity at 30 June 2010	146,328	1,320	(54,141)	93,507
Profit for the period	—	—	32,940	32,940
Amounts recognised in the current period	—	26,783	—	26,783
Income tax relating to components of other comprehensive income	—	(8,035)	—	(8,035)
Total comprehensive income for the period	—	18,748	32,940	51,688
Total equity at 31 December 2010	146,328	20,068	(21,201)	145,195

Notes to the Financial Statements are included on pages 8 to 36.

CONSOLIDATED STATEMENT OF CASH FLOWS

for the period ended 31 December 2010

			Consolidated
	Note		Dec 2010 (6 months) AU$’000	June 2010 (12 months) AU$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers			180,210	325,270
Payments to suppliers and employees			(58,726)	(130,042)
Interest received			3,143	4,258
Interest and other costs of finance paid			(45,632)	(96,510)
Insurance proceeds			—	8,650
Net cash provided by operating activities	28(c	)	78,995	111,626
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for property, plant & equipment	12		(30)	(258)
Payment for intangibles			(9,293)	(64,546)
Payment for restricted deposits			(7)	(12)
Net cash used in investing activities			(9,330)	(64,816)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings			4,000	76,120
Loan establishment costs paid			(494)	—
Repayment of related party borrowings			(58,874)	(107,087)
Related party interest paid	28(d	)	(3,458)	(10,692)
Net cash used in financing activities			(58,826)	(41,659)
NET INCREASE IN CASH AND CASH EQUIVALENTS			10,839	5,151
Cash and cash equivalents at the beginning of the financial period			37,852	32,701
Cash and cash equivalents at the end of the financial period	28(a	)	48,691	37,852

Notes to the Financial Statements are included on pages 8 to 36.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

Note	Contents
1	General information
2	Significant accounting policies
3	Adoption of new and revised Accounting Standards
4	Critical accounting judgments and key sources of estimation uncertainty
5	Revenue
6	Finance costs
7	Profit/(loss) for the period
8	Income taxes
9	Trade and other receivables
10	Other financial assets
11	Other assets
12	Property, plant and equipment
13	Intangible assets
14	Trade and other payables
15	Borrowings
16	Provisions
17	Capitalised borrowing costs
18	Issued capital
19	Reserves
20	Accumulated losses
21	Commitments for expenditure
22	Contingent assets and liabilities
23	Leases
24	Subsidiaries
25	Key Management Personnel remuneration
26	Related party disclosures
27	Subsequent events
28	Notes to the Statement of Cash Flows
29	Financial instruments

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

1. GENERAL INFORMATION

The DBCT Management Consolidated Group (‘the Group’) comprises DBCT Management Pty Limited (‘the Company’ or ‘DBCT Management’), DBCT Finance Pty Limited (‘DBCT Finance’) and DBCT Trust.  The ultimate parent entity of the Group is Brookfield Infrastructure Partners L.P.

The shares of DBCT Management and the units in DBCT Trust are combined and issued as Stapled Securities.   The shares in the Company and the units in DBCT Trust cannot be traded separated and can only be traded together as Stapled Securities. The shares in the Company and the units of the Trust will remain stapled until the earlier of the Company ceasing to exist or being wound up, or the Trust being dissolved in accordance with the provisions of the Trust Constitution.

The addresses of the Group’s registered office and principal place of business are as follows:

Registered Office:

Level 22

135 King Street

Sydney, New South Wales 2000 Australia

Telephone:  (02) 9692 2800

Principal Place of Business:

Level 15, Waterfront Place

1 Eagle Street

BRISBANE QLD 4000 Australia

Tel: (07) 3002 3100

The Group’s principal activity is the provision of capacity to independent customers to ship coal through the Dalrymple Bay Coal Terminal (‘DBCT’) located at the Port of Hay Point, south of Mackay in Queensland, Australia.

2. SIGNIFICANT ACCOUNTING POLICIES

STATEMENT OF COMPLIANCE

These Financial Statements are General Purpose Financial Statements which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The Financial Statements comprise the consolidated Financial Statements of the Group.

The Financial Statements were authorised for issue by the Directors on 14 April 2011.

BASIS OF PREPARATION

The Financial Statements have been prepared on the basis of historical cost, except for the revaluation of certain non-current assets and financial instruments. Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in Australian dollars, unless otherwise noted.

These Financial Statements cover the period from 1 July 2010 to 31 December 2010.  The comparative period covers the period from 1 July 2009 to 30 June 2010.   As a result of the successful merge between Prime Infrastructure and Brookfield Infrastructure Partners which closed on 8 December 2010, Brookfield Infrastructure Partners became the new ultimate parent.   Brookfield Infrastructure Partners has a December year end and accordingly, each of the subsidiaries within the Prime Infrastructure Group has amended their financial year to align with the ultimate parent.

CURRENT ASSET DEFICIENCY

The Group has net current liabilities as at 31 December 2010 of $603.6 million ($273.9 million at 30 June 2010). The net current liability position is impacted by the inclusion of $603.0 million of debt facilities which mature in the 12 months to 31 December 2011. The consolidated financial statements are prepared on a going concern basis which contemplates the continuity of normal business activities and the realisation of assets and the settlement or refinancing of liabilities in the ordinary course of business. This basis has been adopted based on the Group’s cash flow projections for a period of not less than 12 months from the date of this report, which include the refinancing of certain loans as discussed below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CURRENT ASSET DEFICIENCY (CONTINUED)

On 17 December 2010, DBCT Finance, DBCT Management and DBCT Investor Services Pty Limited (as trustee of the DBCT Trust) executed the documentation for a $300.0 million 12 month Syndicated Bridge Loan Facility.  No amounts had been drawn under this facility as at 31 December 2010. An amount of $287.0 million was drawn under this facility on 24 January 2011 thereby setting the bullet maturity date as 23 January 2012.  The funds drawn down under this facility were used to prepay the $287 million February 2011 term facility on the 24 January 2011 which was subsequently cancelled.

On 20 January 2011, DBCT Finance, DBCT Management and DBCT Investor Services Pty Limited (as trustee of the DBCT Trust)  executed documentation for an $80.0 million three year NECap bank facility.  On 24 January 2011, an amount of $21.0 million was drawn under this facility with the proceeds used to repay in full the drawn down balance of the existing $40.0 million NECap bank facility (drawn to $21.0 million at 31 December 2010).  The $40 million NECap bank facility was subsequently cancelled.

On 17 February 2011, DBCT Finance priced USD600.0 million of fixed rate Guaranteed Senior Secured Notes (“Notes”) in the form of a Private Placement (USPP) pursuant to Section 4(2) of the U.S. Securities Act of 1933.  The Notes are guaranteed by DBCT Management and DBCT Investor Services Pty Limited (as trustee of the DBCT Trust). The Notes are being issued in two US$300.0 million tranches.  The first, a 12 year tranche of $298.9 million (being the AUD swap amount of USD300 million in relation to that tranche), was received on 15 March 2011 with a bullet maturity on 15 March 2023.  The second is a 9 year tranche, with $299.0 million (being the AUD swap amount of USD300 million in relation to that tranche) to be received on 28 April 2011 with a bullet maturity on 28 April 2020.

The first tranche of proceeds from the USPP Note issue was used to repay the $287.0 million Syndicated Bridge Loan Facility on 15 March 2011 which was subsequently cancelled with the balance used to pay costs and expenses of the issue and to top up the Debt Service Reserve.  The second tranche of the USPP proceeds is expected to repay the $295.02 million of borrowings due to mature in December 2011.

The remaining Conditions Precedent (CPs) for the second closing of the USPP proceeds are non-substantive, the majority have been satisfied for the first USPP tranche and no significant items remain for which there is any grounds for believing they will not be met.  Therefore, there is no material uncertainty surrounding the refinancing of the $295.02 million December 2011 maturing wrapped bank debt facility.

On receipt of the second tranche, an immaterial net current liability position of $0.6 million remains due to an unsecured non-interest bearing intercompany loan.  Due to the regulated nature of DBCT’s business, past cashflows are appropriate indicators of future cashflows.  DBCT generated operating cashflow of $79.0 million for the six months to 31 December 2010 (30 June 2010: $111.6 million).  The business is expected to generate positive cashflows.

It is therefore the opinion of the Directors’ that DBCT will be able to meet its debts as and when they fall due and further that the going concern assumption is appropriate.

(a) Consolidated accounts

As there is no IFRS that specifically applies to stapled securities, management have made reference to the pronouncements of other standard-setting bodies that use a similar conceptual framework to develop accounting standards, other accounting literature and accepted industry practices, to the extent that these do not conflict with the requirements of IFRSs and the Framework.

Accordingly, management have used the guidance of Australian equivalents to International Financial Reporting Standards Interpretation 1013 ‘Consolidated Financial Reports in relation to Pre-Date-of-Transition Stapling Arrangements’ , which requires one of the stapled entities of an existing stapled structure to be identified as the parent entity for the purpose of preparing consolidated financial reports. In accordance with this requirement, DBCT Management has been identified as the parent entity of the consolidated Group comprising DBCT Management and its controlled subsidiary and DBCT Trust.

(b) Principles of consolidation

The consolidated Financial Statements incorporate the assets and liabilities of all subsidiaries of the DBCT Group as at 31 December 2010 and the results of all subsidiaries for the period then ended.

Subsidiaries are all those entities (including special purpose entities) controlled by the Company (its subsidiaries) (referred to as ‘the Group’ in these Financial Statements). Control is achieved where the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Where necessary, adjustments are made to the Financial Statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Property, plant and equipment

Land and buildings, plant and equipment, leasehold improvements and equipment under finance lease are stated at cost less accumulated depreciation and subsequent accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Depreciation is provided on property, plant and equipment, including freehold buildings but excluding land. Depreciation is calculated on a straight-line basis and diminishing value so as to write-off the net cost of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period, with the effect of any changes recognised on a prospective basis.

Assets held under finance lease are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

The assets residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. An asset carrying amount is written down immediately to its recoverable amount if the assets carrying amount is greater than its recoverable amount.

The gain or loss arising on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss.

The following estimated useful lives are used in the calculation of depreciation:

-	Buildings (straight-line)	2 to 50 years
-	Leasehold improvements	6 to 49 years
-	Plant and equipment	3 to 39 years

(d) Intangible assets

The Group recognises an intangible asset arising from a service concession arrangement at cost less accumulated amortisation and accumulated impairment losses.

Intangible assets acquired separately are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation is recognised on a straight-line basis over their estimated useful lives. The estimated useful life and amortisation method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Costs incurred in the evaluation and purchases of major capital projects are deferred to future periods to the extent that they are expected beyond reasonable doubt to be recoverable.

(e) Impairment of long-lived assets excluding goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Bank overdrafts are shown within borrowings in current liabilities in the Statement of Financial Position.

(g) Financial assets

All financial assets are recognised and derecognised on the trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Investments are recognised and derecognised on the trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, net of transaction costs except for those financial assets classified as at fair value through profit or loss which are initially measured at fair value.

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’, ‘held-to-maturity’ investments, ‘available-for-sale’ financial assets, and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the debt instrument, or where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognised on an effective interest rate basis for debt instruments other than those financial assets classified as ‘at fair value through profit or loss’.

Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss when the financial asset is either held for trading or it is designated as at fair value through profit or loss.

A financial asset is classified as held for trading if:

•             it has been acquired principally for the purpose of selling in the near term; or

•             on initial recognition it is a part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit taking; or

•             is a derivative that is not designated and effective as a hedging instrument.

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any dividend or interest earned on the financial asset.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Loans and receivables are measured at amortised cost using the effective interest method, less any impairment.

Interest income is recognised by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Impairment of financial assets

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each reporting date. Financial assets are considered to be impaired where there is objective evidence that as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For financial assets carried at amortised cost, the amount of the impairment loss recognised is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of financial assets are reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Financial assets (continued)

Derecognition of financial assets

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay.

(h) Leased assets

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. All other leases are classified as operating leases.

Group as lessee

Operating lease payments are recognised as an expense on a straight line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(i) Trade and other payables

Trade and other payables are recognised when the Group becomes obliged to make future payments resulting from the purchase of goods and services.

(j) Borrowings

Borrowings are recorded initially at fair value, net of transaction costs.

Subsequent to initial recognition, borrowings are measured at amortised cost with any difference between the initial recognised amount and the redemption value being recognised in profit and loss over the period of the borrowing using the effective interest rate method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised on a straight-line basis over the term of the facility.

After initial recognition for those interest bearing borrowings where fair value hedge accounting is applied, the borrowings are adjusted for gains and losses attributable to the risk being hedged.

Preference shares, which are mandatorily redeemable on a specific date, are classified as liabilities. The dividends on these preference shares are recognised in the profit or loss as finance costs.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

(k) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

(l) Employee benefits

A liability is recognised for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and they are capable of being measured reliably.

Liabilities recognised in respect of short-term employee benefits, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Liabilities recognised in respect of long-term employee benefits are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to reporting date.

Defined contribution plans

Contributions to defined contribution retirement benefit plans are recognised as an expense when employees have rendered service entitling them to the contributions.

(m) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Provisions (continued)

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Onerous contracts

Present obligations arising under onerous contracts are recognised and measured as provisions. An onerous contract is considered to exist where the Group has a contract under which the unavoidable cost of meeting the obligations under the contract exceed the economic benefits estimated to be received under it.

Provision for restoration and rehabilitation

A provision for restoration and rehabilitation is recognised when there is a present obligation as a result of production activities undertaken, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the provision can be measured reliably. The estimated future obligations include the costs of removing the facilities and restoring the affected areas.

(n) Derivative financial instruments

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts and interest rate swaps. Further details of derivative financial instruments are disclosed in note 29.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognised in profit and loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

The Group designates certain derivatives as either:

•             hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedges); or

•             hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges).

A derivative with a positive fair value is recognised as a financial asset; a derivative with a negative fair value is recognised as a financial liability. A derivative is presented as a non-current asset or non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not measured at fair value through the profit or loss.

Hedge accounting

The Group designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Note 29 sets out details of the fair values or the derivative instruments used for hedging purposes.

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortised to profit or loss from that date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n) Derivative financial instruments (continued)

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in other comprehensive income. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss as part of expenses or income.

Amounts previously recognised in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognised in profit or loss, in the same line of the income statement as the recognised hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognised immediately in profit or loss.

(o) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of customer returns, trade allowances, rebates and other similar allowances.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below.

Rendering of services

Revenue from a contract to provide services is recognised as follows:

Terminal Infrastructure Charge (TIC)

Terminal Infrastructure Charge (TIC) is charged at a set rate per tonne of coal based on each Producer’s annual contracted reference tonnage and is recognised as revenue on a pro-rata basis each month. The total TIC revenue for the financial year is approved by the Queensland Competition Authority (QCA) and is also known as the Annual Revenue Requirement or Revenue Cap;

Handling charges (fixed)

DBCT Management sub-contracts the operations and maintenance of the terminal to an independent third party operator owned by a majority of the customers of the terminal.  Handling charges (fixed) are based on the independent operator’s  fixed operating costs and are recognised as income at the end of each month on a pro-rata basis and are trued-up at the end of each quarter in line with the terminal operator’s quarterly reconciliation; and

Handling charges (variable)

Handling charges (variable) are based on the independent operator’s variable operating costs and are recognised as income at the end of each month on a pro-rata basis and are trued-up at the end of each quarter in line with the terminal operator’s quarterly reconciliation.

Interest revenue

Interest revenue is recognised when it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably. Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

(p) Income tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the Income Statement because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such deferred tax assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p) Income tax (continued)

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of the each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period

Current and deferred tax is recognised as an expense or income in profit or loss, except when they relate to items that are recognised outside profit or loss (whether in other comprehensive income or directly in equity), in which case the tax is also recognised outside profit or loss, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is included in the accounting for the business combination.

(q) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

•             where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

•             for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the Statement of Cash Flows on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

3. ADOPTION OF NEW AND REVISED ACCOUNTING STANDARDS

(a)  Standards and Interpretations affecting amounts reported in the current period

No new and revised Standards and Interpretations have been adopted in the current period that has affected the amounts reported in these Financial Statements. Details of other Standards and Interpretations adopted in these Financial Statements but that have had no effect on the amounts reported are set out in note 3(b).

(b)  Standards and Interpretations adopted with no effect on the Financial Statements

A number of new and revised Standards and Interpretations have also been adopted in these Financial Statements. Their adoption has not had any significant impact on the amounts reported in these Financial Statements but may affect the accounting for future transactions or arrangements.

(c)  Standards and Interpretations in issue not yet adopted

Standard	Impact	Effective for annual reporting periods beginning on or after
IFRIC 14 Prepayments of a Minimum Funding Requirement

This amendment applies when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements, permitting the benefit of such an early payment to be recognised as an asset. This is not expected to impact the Group, as Prime Infrastructure has not made any early payment of contributions.

1 January 2011

IFRS 9 Financial Instruments

This Standard introduces new requirements for classifying and measuring financial assets and liabilities as follows:

-      debt instruments meeting both a ‘business model’ test and ‘cash flow characteristics’ test are measured at amortised cost (the use of fair value is optional in some limited circumstances);

-      investments in equity instruments can be designated as ‘fair value through other comprehensive income’ with only dividends being recognised in profit or loss;

-      all other instruments (including all derivatives) are measured at fair value with changes recognised in the profit or loss; and

-      the concept of ‘embedded derivatives’ does not apply to financial assets within the scope of the Standard and the entire instrument must be classified and measured in accordance with the above guidelines.

-      revised requirements for the classification and measurement of financial liabilities, and carrying over existing Derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement.

1 January 2013

Other than as noted above, the adoption of the various Accounting Standards and Interpretations in issue but not yet effective will not impact the Group’s accounting policies. However, the pronouncements will result in changes to information currently disclosed in the Financial Statements. The Group does not intend to adopt any of these pronouncements before their effective date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

4. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In applying the Group’s accounting policies, as described in note 2, the Directors are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Significant judgments, estimates and assumptions made by the Directors in the preparation of these Financial Statements are outlined below:

Intangible assets with finite lives

Useful lives of intangible assets with finite lives are reviewed annually. Any reassessment of useful lives in a particular year will affect the amortisation expense (either increasing or decreasing) through to the end of the reassessed useful life for both the current and future years.

The carrying amount of intangible assets with finite lives at the statement of financial position date was $2,024.9 million (June 2010: $2,040.6 million).  No impairment loss was recognised in the current financial period from the operations (June 2010: nil).

Asset retirement obligations

The likelihood of restoration and rehabilitation is assessed by management and a provision recognised when there is an obligation under the lease agreements, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount can be measured reliably.

There are three trigger events under DBCT’s lease documents which may give rise to rehabilitation obligations.  These include the lessor (DBCT Holdings Pty Limited, a wholly owned Queensland Government entity) giving 5 years notice prior to expiration of the lease term (99 years as the 49 extension is at DBCT’s option); DBCT defaults but only after 20 years into the lease; and if DBCT surrenders the lease and the lessor accepts the surrender subject to rehabilitation.  The Directors have assessed the likelihood of rehabilitation as being extremely remote due to the deep water nature of the port, which is rare and extremely expensive to build and subject to ever more stringent environmental approvals.  This is coupled with the supporting rail infrastructure servicing the port, vacant surrounding land to support future expansion / industrialisation, geographical proximity to major equatorial shipping lanes and sheltered waters.  These factors are taken against the backdrop of extensive coal reserves in the Bowen Basin servicing the current use for the terminal.  It is therefore the opinion of the Directors that the likelihood of the Queensland Government requiring the facility to be decommissioned and removed is extremely remote.  Accordingly, no provision has been made in the accounts.

Allowance for impairment loss on trade receivables

Where receivables are outstanding beyond the normal trading terms, the likelihood of recovery of these receivables is assessed by management. In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date the credit was initially granted up to the end of the reporting date.  It is further based on supportable past collection history and historical write-offs of bad debts. Any impairment loss is disclosed in note 9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

5. REVENUE

An analysis of the Group’s revenue for the period from operations is as follows:

	Consolidated
	Dec 2010 (6 months) AU$’000	June 2010 (12 months) AU$’000

Operations:
Revenue from rendering of services — terminal infrastructure charge	111,860	223,277
Revenue from rendering of services — handling charges	60,370	129,332
Interest revenue:
Bank deposits	2,494	3,909
Other interest revenue	2,272	924
	176,996	357,442

6. FINANCE COSTS

	Consolidated
	Dec 2010 (6 months) AU$’000	June 2010 (12 months) AU$’000

(a) FINANCE COSTS
Profit/ (Loss) for the year has been arrived at after charging the following finance costs:
Interest on loans	48,467	103,023
Other interest expense	539	1,727
Other finance costs	3,080	5,436
Loss/(gain) on interest rate derivatives	1,434	(13,669)
	53,520	96,517

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

7. PROFIT/ (LOSS) FOR THE PERIOD

	Consolidated
	Dec 2010 (6 months) AU$’000	June 2010 (12 months) AU$’000

(a) GAINS AND LOSSES
Profit / (Loss) for the period has been arrived at after crediting the following gains:
Proceeds from insurance claims	—	6,900
	—	6,900
(b) EXPENSES
Profit / (Loss) for the period has been arrived at after charging the following expenses:
Depreciation of non-current assets (note 12)	50	10
Amortisation of non-current assets (note 13)	24,754	49,287
	24,804	49,297
Operating lease rental expense:
Minimum lease payments	95	88

8. INCOME TAXES

	Consolidated
	Dec 2010 (6 months) AU$’000	June 2010 (12 months) AU$’000

(a) INCOME TAX RECOGNISED IN PROFIT OR LOSS
Tax expense / (benefit) comprises:
Current tax expense / (benefit)	1,217	(5,859)
Deferred tax (benefit) / expense relating to the origination and reversal of temporary differences	1,926	16,416
Adjustments to deferred tax (benefit) / expense of prior periods(1)	(744)	179,403
Total tax expense(1)	2,399	189,960
Income tax on pre-tax accounting profit reconciles to tax expense as follows:
Profit for the period	35,339	82,483
Income tax benefit calculated at 30%(2)	10,602	24,745
Income not assessable (including trust income)	(7,463)	(14,792)
Other permanent differences	4	604
	3,143	10,557
(Over) / under provision of income tax in previous period(1)	(744)	179,403
Income tax expense recognised in profit or loss(1)	2,399	189,960

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

8. INCOME TAXES (CONTINUED)

(a) INCOME TAX RECOGNISED IN PROFIT OR LOSS (CONTINUED)

(1)  On 23 August 2010, Prime announced that it had settled its dispute with the Australian Tax Office (ATO) regarding the deductibility of certain payments relating to DBCT.  This was accounted for as an adjusting subsequent event in the year to 30 June 2010.  The settlement related to payments agreed in 2001 to be made over the term of the initial lease of DBCT (2002 to 2051).   In 2007, Prime entered into an arrangement with the ATO under which it paid 50% of the disputed amount of primary tax and interest. These payments totalled $10.5  million insofar as they directly related to DBCT.

Under the agreed settlement, DBCT Management, as part of the Prime income tax consolidated group recognised an adjustment to deferred tax expense of prior periods of $179.4 million comprised of:

•                  $1.1 million, being the difference between payments of $10.5 million made to the ATO and  receipt of $9.4 million from the ATO;

•                  $37.8 million reduction in DBCT’s intercompany loan with Prime associated with deferred tax assets relating to carried forward tax losses;

•      $126.4 million reduction in deferred tax asset associated with finance leases/ novated loan; and

•                  $14.1 million adjustments of prior periods to reflect novated lease payments not deductible.

In addition, DBCT Management received interest of $1.685 million from the ATO and applied the funds in repayment of the intercompany loan between DBCT Management and Prime which was credited when Prime originally funded the payment to the ATO.  The settlement agreement resolved all matters in dispute between Prime and the ATO in relation to DBCT.  Refer to notes 10, 26 and 28(c).

(2)  The tax rate used in the above reconciliation is the corporate tax rate of 30% payable by Australian corporate entities on taxable profits under Australian tax law. There has been no change in the corporate tax rate when compared with the previous reporting period.

	Consolidated
	Dec 2010 AU$’000	June 2010 AU$’000

(b) INCOME TAX RECOGNISED DIRECTLY IN OTHER COMPREHENSIVE INCOME

Deferred tax: Arising on income and expenses recognised in other comprehensive income:
Revaluation of financial instruments treated as cash flow hedges	8,035	2,783
Total income tax recognised directly in other comprehensive income	8,035	2,783

(c) DEFERRED TAX ASSETS

Total deferred tax assets attributable to temporary differences	163,329	147,630
The following movements in the balance of deferred tax assets were included in the calculation of income tax expense:
Opening balance of deferred tax assets	147,630	257,784
Less closing balance of deferred tax assets attributable to temporary differences	(163,329)	(147,630)
Change in deferred tax assets included in tax expense	(15,699)	110,154

(d) DEFERRED TAX LIABILITIES

Total deferred tax liabilities attributable to temporary differences	325,076	300,160
The following movements in the balance of deferred tax liabilities were included in the calculation of income tax expense:
Opening balance of deferred tax liabilities	300,160	264,713
Revaluation of hedges	8,035	2,783
Less closing balance of deferred tax liabilities	(325,076)	(300,160)
Change in deferred tax liabilities included in tax expense	(16,881)	(32,664)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

8. INCOME TAXES (CONTINUED)

(d) DEFERRED TAX LIABILITIES (CONTINUED)

RELEVANCE OF TAX CONSOLIDATION TO THE GROUP

The Company and its wholly-owned corporate entities are part of a tax-consolidated group formed with effect from 1 July 2002 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Prime Infrastructure Holdings Limited.

Tax expense/benefit, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate Financial Statements of the members of the tax-consolidated group using the ‘separate taxpayer within group’ approach by reference to the carrying amounts in the separate Financial Statements of each entity and tax values applying under tax consolidation.

Due to the existence of a tax funding arrangement between the entities in the tax-consolidated group, amounts are recognised as payable to or receivable from Prime Infrastructure Holdings Limited and the Company in relation to the tax contribution amounts paid or payable between the parent entity and other members of the tax-consolidated group in accordance with the arrangement.

NATURE OF TAX FUNDING ARRANGEMENTS AND TAX SHARING AGREEMENTS

Entities within the tax-consolidated groups have entered into a tax funding arrangement and a tax sharing agreement with the relevant head entity. Under the terms of the tax funding arrangement, Prime Infrastructure Holdings Limited (the head entity) and each of the relevant entities in its tax-consolidated group have agreed to pay a tax equivalent payment to or from the head entity, based on the current tax liability or current tax asset of the entity. Such amounts are reflected in amounts receivable from or payable to the head entity.

9. TRADE AND OTHER RECEIVABLES

	Consolidated
	Dec 2010 AU$’000	June 2010 AU$’000
CURRENT
Trade receivables(1)	47,308	41,372
GST receivables	47	—
Interest receivable	52	575
Other	—	13,455
	47,407	55,402

(1)          The average credit period on sales of services is 30 days. No interest is charged on trade receivables.

Trade receivables disclosed above include amounts (see below for aged analysis) that are past due at the end of the reporting period but against which the Group has not recognised an allowance for doubtful receivables because there has not been a significant change in credit quality and the amounts are still considered to be fully recoverable. The Group holds some parent guarantees and bank guarantees with respect to certain customer contracts.  It does not  have a legal right of offset against any amounts owed by the Group to the counterparty.

	Consolidated
	Dec 2010 AU$’000	June 2010 AU$’000
Ageing of past due but not impaired:
Current	39,759	30,249
Past due - 0 to 30 days	5,552	9,210
Past due - 30 to 60 days	1,993	1,913
Past due — 60 to 90 days	4	—
	47,308	41,372

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

9. TRADE AND OTHER RECEIVABLES (CONTINUED)

In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date the credit was initially granted up to the end of the reporting date.

10. OTHER FINANCIAL ASSETS

	Consolidated
	Dec 2010 AU$’000	June 2010 AU$’000
DERIVATIVES
Current:
Interest rate swaps	—	2,049
Non-current:
Interest rate swaps	32,162	4,764
	32,162	6,813
OTHER FINANCIAL ASSETS
Current:
Deposit - Australian Taxation Office(1)	—	9,372
Non-current:
Debt Service Reserve deposit(2)	56,396	56,389
Tax related amounts receivable from parent entity	24,965	26,184
	81,361	91,945
	113,523	98,758
Disclosed in the Financial Statements as:
Current other financial assets	—	11,421
Non-current other financial assets	113,523	87,337
	113,523	98,758

(1)          Cash on deposit with the Australian Taxation Office related to a dispute regarding the deductibility of certain payments made in relation to the long-term lease of DBCT. See note 8(a).

(2)          The Debt Service Reserve deposit is interest-bearing and is held in accordance with the DBCT Deed of Common Provisions.  The average interest rate is 5.85%.

11. OTHER ASSETS

	Consolidated
	Dec 2010 AU$’000	June 2010 AU$’000
Current:
Prepayments	657	1,409
	657	1,409

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

12. PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Dec 2010 AU$’000	June 2010 AU$’000
GROSS CARRYING AMOUNT:
Office equipment (at cost):
Balance at beginning of period	258	—
Additions	30	258
Balance at end of period	288	258
ACCUMULATED DEPRECIATION:
Balance at beginning of period	10	—
Depreciation expense	50	10
Balance at end of period	60	10
NET BOOK VALUE:
As at end of period	228	248

13. INTANGIBLE ASSETS

	Consolidated
	Dec 2010 AU$’000	June 2010 AU$’000
GROSS CARRYING AMOUNT:
Concession arrangements(1):
Balance at beginning of period	2,236,498	2,182,346
Additions	9,089	54,152
Balance at end of period	2,245,587	2,236,498
ACCUMULATED AMORTISATION:
Balance at beginning of period	195,910	146,623
Amortisation expense(2)	24,754	49,287
Balance at end of period	220,664	195,910
NET BOOK VALUE:
As at end of period	2,024,923	2,040,590

(1)          Intangibles assets classified under Interpretation IFRIC 12 are amortised over the lease life of the asset.  DBCT was established by the Queensland Government in 1983, and a 50 year lease (with the option of a 49 year extension) over the operations was entered into by the Group in September 2001.  The terms and conditions of access to DBCT’s services, including tariffs that can be charged to the users, are regulated by the QCA.  The Group has Standard Access Agreements with the users of DBCT which entails 100% take or pay contracts at a designated tariff rate based on the asset value, and therefore revenue is not impacted by actual throughput.  The QCA approved the first DBCT Access Undertaking in June 2006.  This Access Undertaking set out the access terms and conditions through to 31 December 2010.  The second Access Undertaking was approved by the QCA on 23 September 2010 and applies from 1 January 2011 to 30 June 2016.

(2)          Amortisation expense is recognised within depreciation, amortisation and impairment charge in the Income Statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

14. TRADE AND OTHER PAYABLES

	Consolidated
	Dec 2010 AU$’000	June 2010 AU$’000
Current:
Trade payables(1)	20,583	18,817
Interest payable	3,966	2,965
GST and VAT payable	3,067	1,342
	27,616	23,124

(1)          The average credit period on purchases of goods and services is 30 days. No interest is incurred on trade creditors.

15. BORROWINGS

	Consolidated
	Dec 2010			June 2010
	Current AU$’000	Non- current AU$’000	Total AU$’000	Current AU$’000	Non- current AU$’000	Total AU$’000
Unsecured:
Loans from related entity — non-interest bearing(1)	69,519	—	69,519	69,519	—	69,519
Loans from related entity — interest bearing(2)	—	74,404	74,404	—	144,335	144,335
	69,519	74,404	143,923	69,519	144,335	213,854
Secured:
DBCT Bank Debt Facilities(3),(5)	603,020	273,670	876,690	287,000	583,855	870,855
DBCT Guaranteed Notes(4),(5)	—	880,000	880,000	—	880,000	880,000
	603,020	1,153,670	1,756,690	287,000	1,463,855	1750,855
	672,539	1,228,074	1,900,613	356,519	1,608,190	1,964,709

(1)          This is an unsecured inter-company loan between DBCT Trust and Prime Infrastructure Trust.  It is non-interest bearing.

(2)          This is an unsecured intercompany loan between DBCT Management and Prime Infrastructure Holdings Limited.  Interest is charged quarterly at BBSW 90 day plus 1.35% margin.

(3)          The Group had the following current external borrowings at 31 December 2010:

•                  $287 million term facility due to mature in February 2011.  This facility was entered into in February 2008 to fund the Phase 2/3 expansion of the coal terminal.  As at 31 December 2010, the facility was drawn to $287 million (30 June 2010: $287 million).

•                  $295 million term facility due to mature in December 2011.  As at 31 December 2010, the facility was drawn to $295 million (30 June 2010: $295.0 million);

•                  $40 million term facility due to mature October 2011. As at 31 December 2010, the facility was drawn to $21 million (30 June 2010: 17.0 million).

As at 31 December 2010, the average interest rate on current borrowings was 5.41% (30 June 2010: 5.38%).

Refer Note 27 Subsequent Events regarding the refinancing of these current external borrowings.

The Group had the following non-current borrowings at 31 December 2010:

•                  $287 million term facility due to mature in February 2013.  This facility was entered into in February 2008 to fund Phase 2/3 expansion of the coal terminal.  As at 31 December 2010, the facility was drawn to $287.0 million (June 2010: $287.0 million).

As at 31 December 2010, the average interest rate on non-current borrowings was 5.78% (30 June 2010: 5.25%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

15. BORROWINGS (CONTINUED)

4.     The Group has the following fixed and floating rate notes on issue:

•                  $150 million fixed rate notes at 6.25% maturing in June 2016.

•                  $200 million floating rate notes at BBSW + 0.25% maturing in June 2016.

•                  $230 million floating rate notes at BBSW + 0.30% maturing in June 2021.

•                  $100 million floating rate notes at BBSW + 0.37% maturing in June 2026.

              The above fixed and floating rate notes are guaranteed by Syncora Guarantee Inc.

•                  $200 million of floating rate notes at BBSW + 0.29% maturing in December 2022.

              These notes are guaranteed by FGIC UK Limited.

As at 31 December 2010, the average interest rate on the notes was 5.52% (30 June 2010: 5.38%).

5.         These secured external borrowings have the benefit of the DBCT Deed of Common Provisions, and rank pari passu with all other senior secured debt of the Group.  These borrowings are further secured over:

•  units and shares held in DBCT Trust and DBCT Management (Guarantors);

•  fixed and floating charge over all of the assets of the Issuer and Guarantors; and real property mortgages granted by the Guarantors.

6.     Non-current bank debt facilities are reported net of capitalised deferred funding costs of $13.3 million (31 December 2010: $15.2 million).

16. PROVISIONS

	Consolidated
	Dec 2010 AU$’000	June 2010 AU$’000
Current:
Employee benefits	186	324
Non-current:
Employee benefits	72	65
	258	389
Disclosed in the Financial Statements as:
Current other financial liabilities	186	324
Non-current other financial liabilities	72	65
	258	389

17. CAPITALISED BORROWING COSTS

	Consolidated
	Dec 2010 AU$’000	June 2010 AU$’000
Borrowing costs capitalised during the financial period	826	222
Weighted average capitalisation on funds borrowed generally	0.05%	0.01%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

18. ISSUED CAPITAL

	Consolidated
	Dec 2010 AU$’000	June 2010 AU$’000
279,484,170 fully paid ordinary shares (June 2010: 279,484,170)	146,328	146,328

Changes to the then Corporations Law abolished the authorised capital and par value concept in relation to share capital from 1 July 1998. Therefore, the Group does not have a limited amount of authorised capital and issued shares do not have a par value.

Fully paid ordinary shares carry one vote per share and carry the right to dividends.  The shares of DBCT Management and the units of DBCT Trust are combined and issued as Stapled Securities.

19. RESERVES

	Consolidated
	Dec 2010 AU$’000	June 2010 AU$’000
HEDGE RESERVE
Balance at the beginning of the financial period	1,320	(5,175)
Gain/(loss) recognised: Interest rate swaps	28,669	1,885
Deferred tax arising on hedges	(8,601)	(565)
Transferred to profit or loss	(1,320)	5,175
	20,068	1,320

The hedging reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative gain or loss on the hedge is recognised in profit or loss when the hedged transaction impacts the profit or loss.

Gains and losses transferred from equity into profit or loss during the period are included in the following line items in the Income Statement:

	Consolidated
	Dec 2010 (6 months) AU$’000	June 2010 (12 months) AU$’000
Finance costs	(1,320)	5,175

20. ACCUMULATED LOSSES

	Consolidated
	Dec 2010 AU$’000	June 2010 AU$’000
Balance at the beginning of the financial period	(54,141)	53,336
Net profit/ (loss) for the period	32,940	(107,477)
Balance at the end of the financial period	(21,201)	(54,141)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

21. COMMITMENTS FOR EXPENDITURE

	Consolidated
	Dec 2010 AU$’000	June 2010 AU$’000
(a) CAPITAL EXPENDITURE COMMITMENTS
Intangible assets
Not longer than one year	8,612	6,085
Longer than one year and not longer than five years	—	499
Longer than five years	—	—
	8,612	6,583

 (b) LEASE COMMITMENTS

Non-cancellable operating lease commitments are disclosed in note 23 to the Financial Statements.

22. CONTINGENT ASSETS AND LIABILITIES

	Consolidated
	Dec 2010 AU$’000	June 2010 AU$’000
Contingent assets:
DBCT revenue(1)	3,779	2,190

(1)        DBCT is entitled to commence earning revenue on its capital works from the first day of the month following commissioning.   Once the total costs for expansionary capital expenditure or non-expansionary capital expenditure (NECap) have been finalised, these will be submitted to the Queensland Competition Authority (QCA) which, if approved, would result in a catch up of revenue being due.  This revenue would be backdated to the first day of the month following commissioning. The amount due, should all remaining Phase 1 and Phase 2/3 expansionary costs and all NECap 2010 costs be approved has been calculated at $3.8 million as at 31 December 2010 (June 2010: $2.2 million).

23. LEASES

DISCLOSURE FOR LESSEES

Operating leases

Leasing arrangements

Operating leases consist of rental of office space. All office space rentals include market review clauses and options to renew. The Group does not have an option to purchase the leased assets at the expiry of the lease periods.

	Consolidated
	Dec 2010 AU$’000	June 2010 AU$’000
Non-cancellable operating lease payments
Not longer than one year	233	229
Longer than one year and not longer than five years	1,019	1,001
Longer than five years	373	509
	1,625	1,738

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

24. SUBSIDIARIES

		Ownership interest
Name of entity	Country of incorporation	Dec 2010%	June 2010%
Parent entity:
DBCT Management Pty Limited(1)	Australia
Subsidiaries:
DBCT Finance Pty Limited(1)	Australia	100	100
DBCT Trust(1)	Australia	100	100

(1)        The shares of DBCT Management and the units in DBCT Trust are combined and issued as Stapled Securities.   The shares in the Company and the units of the Trust will remain stapled  until the earlier of the Company ceasing to exist or being wound up, or the Trust being dissolved in accordance with the provisions of the Trust Constitution.  .

25. KEY MANAGEMENT PERSONNEL REMUNERATION

(a) KEY MANAGEMENT PERSONNEL (KMP) REMUNERATION (EXCLUDING DIRECTORS)

The aggregate compensation of the KMP (excluding Directors) of the Group is set out below:

	Consolidated
	Dec 2010 (6 months) AU$	June 2010 (12 months) AU$
Short-term employment benefits	666,718	1,321,652
Post-employment benefits	36,874	60,104
Share-based payments	—	—
	703,592	1,381,756

(b) REMUNERATION OF DIRECTORS

The Directors of the Group do not receive any remuneration for undertaking the role of a Director of the Group.

26. RELATED PARTY DISCLOSURES

(a)  EQUITY INTERESTS IN RELATED PARTIES

Equity interests in subsidiaries

Details of the percentage of ordinary shares held in subsidiaries are disclosed in note 24 to the Financial Statements.

(b) TRANSACTIONS WITH OTHER RELATED PARTIES

Other related parties include:

•             the parent entity

•             entities with significant influence over DBCT Management

•             subsidiaries

other related parties.Amounts receivable from and payable to related parties are disclosed in notes 10 and 15 to the Financial Statements. All loans advanced to and payable to related parties are unsecured. Interest is charged on certain loans at a variable rate based on the BBSW plus a margin.

Transactions and balances between the Company and its subsidiaries were eliminated in full in the preparation of consolidated Financial Statements of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

26. RELATED PARTY DISCLOSURES (CONTINUED)

(b) TRANSACTIONS WITH OTHER RELATED PARTIES (CONTINUED)

Transactions involving the parent entity:

As at 31 December 2010, DBCT Management has recognised a net receivable of $24,964,290 (June 2010: $26,184,865) from the members of the tax-consolidated group for the transfer of current and prior year tax losses.

During the current year, DBCT Management (the Company) paid interest of $3,457,683 (June 2010: $10,691,770) on its intercompany loans with its related parties.

During the period, the following transactions were made with related parties. All amounts were based on commercial terms.

	Dec 2010 AU$	June 2010 AU$
Paid/payable to Prime Infrastructure Holdings Limited and its related entities:
Management service fee	810,294	2,020,776

Reimbursement of operating costs	145,768	21,541
GST payable	1,745,504	3,074,721
Repayments of intercompany loans	58,874,943	107,087,229
Interest on intercompany loan	3,457,683	10,691,770

Reduction in payable to Prime Infrastructure Holdings Limited and its related entities:
ATO settlement monies paid direct to parent (non-cash to DBCT)	11,057,064	—

 (c) PARENT ENTITY

The immediate parent entity in the Group is Prime Infrastructure Holdings Limited.  The ultimate parent is Brookfield Infrastructure Partners L.P (NYSE: BIP, TSX: BIP.UN) which is listed on the New York and Toronto Stock Exchanges.

27. SUBSEQUENT EVENTS

Refinance of DBCT borrowings:

On 17 December 2010, DBCT Finance, DBCT Management and DBCT Investor Services Pty Limited (as trustee of the DBCT Trust) executed the documentation for a $300.0 million twelve month Syndicated Bridge Loan Facility.  No amounts had been drawn under this facility as at 31 December 2010. An amount of $287.0 million was drawn under this facility on 24 January 2011 thereby setting the bullet maturity date as 23 January 2012.  The funds drawn down under this facility were used to prepay the $287m February 2011 term facility on the 24 January 2011 which was subsequently cancelled.

On 20 January 2011, DBCT Finance , DBCT Management and DBCT Investor Services Pty Limited (as trustee of the DBCT Trust)  executed documentation for an $80.0 million three year NECap bank facility.  On 24 January 2011, an amount of $21.0 million was drawn under this facility with the proceeds used to repay in full the drawn down balance of the existing $40.0 million NECap bank facility (drawn to $21.0 million at 31 December 2010).  The $40 million NECap bank facility was subsequently cancelled.

On 17 February 2011, DBCT Finance priced US$600.0 million of fixed rate Guaranteed Senior Secured Notes (“Notes”) in the form of a Private Placement (USPP) pursuant to Section 4(2) of the U.S. Securities Act of 1933.  The Notes are guaranteed by DBCT Management and DBCT Investor Services Pty Limited (as trustee of the DBCT Trust). The Notes are being issued in two US$300.0 million tranches.  The first, a 12 year tranche of $298.9 million (being the AUD swap amount of USD300 million in relation to that tranche), was received on 15 March 2011 and with a bullet maturity on 15 March 2023.  The second is a 9 year tranche, with $299.0 million (being the AUD swap amount of USD300 million in relation to that tranche) to be received on 28 April 2011 and with a bullet maturity on 28 April 2020.

Part of the proceeds from this USPP issue have been used to repay the $287.0 million Syndicated Bridge Loan Facility on 15 March 2011 which was subsequently cancelled. The balance will be used to pay costs and expenses of the issue, top up the Debt Service Reserve, and repay the $295.0 million of borrowings due to mature in December 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

27. SUBSEQUENT EVENTS (CONTINUED)

Cross currency swaps have been executed for the principal exchanges at closing and maturity with clean swap lines obtained for both the 9 and 12 year tranches.  Fixed to floating swaps have also been executed for the life of the debt, bringing the debt back to AUD floating rate so that DBCT Finance’s current hedging strategy of aligning its debt to the regulatory period is maintained, thereby utilising the natural hedge afforded by the regulatory regime.

Apart from these matters, there have been no other matter or circumstance that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

28. NOTES TO THE STATEMENT OF CASH FLOWS

(a) RECONCILIATION OF CASH AND CASH EQUIVALENTS

For the purposes of the Statement of Cash Flows, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments (less than three months), net of outstanding bank overdrafts as follows:

	Dec 2010 AU$’000	June 2010 AU$’000
Cash and cash equivalent	48,691	37,852

(b) FINANCING FACILITIES

	Dec 2010 AU$’000	June 2010 AU$’000
FINANCING FACILITIES AVAILABLE TO THE GROUP
Bank Debt Facilities and Guarantee Notes:
- amount used	1,756,690	1,750,855
- amount unused	19,000	23,000
	1,775,690	1,773,855

The financing facilities available to the Group disclosed above only relate to the consolidated and continuing entities of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

28. NOTES TO THE STATEMENT OF CASH FLOWS (CONTINUED)

(c) RECONCILIATION OF PROFIT/(LOSS) FOR THE PERIOD TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Consolidated
	Dec 2010 (6 months) AU$’000	June 2010 (12 months) AU$’000
Profit/(loss) for the period	32,940	(107,477)
Movement in fair value through profit or loss on derivatives	1,434	(13,669)
Depreciation and amortisation of non-current assets	24,804	49,297
Amortisation of capitalised borrowing costs	2,327	4,161
Interest revenue owed to DBCT relating to ATO settlement paid direct to parent	(1,685)	—
Other adjustments	(331)	(222)
Movement in tax balances	2,399	189,960
CHANGES IN NET ASSETS AND LIABILITIES
(Increase)/decrease in assets:
Current receivables	9,722	(23,871)
Increase/(decrease) in liabilities:
Current payables	4,058	2,495
Current provisions	(131)	260
Other liabilities	3,458	10,692
Net cash provided by operating activities	78,995	111,626

(d) INTEREST PAID TO RELATED PARTIES TREATED AS FINANCING ACTIVITY

DBCT Management recently undertook the Stage 7X expansion of the terminal which increased terminal capacity to from 68mtpa to 85mtpa.  The last significant Stage 2/3 — Step B commissioned in June 2009. Major expansions of DBCT are funded with a combination of debt and equity.  The equity component for financing major expansions is treated as a loan from DBCT’s parent entity to DBCT Management.  This loan is interest bearing.  Surplus cash now being generated by the Group is being applied toward a combination of interest and principal repayments of the financing.

All DBCT’s external secured debt has bullet maturities and to date, all maturing external secured facilities have been refinanced.  Interest paid on these facilities are regarding as operating activities.

29. FINANCIAL INSTRUMENTS

(a) FINANCIAL RISK MANAGEMENT

The operations of DBCT Management expose it to a number of financial risks, including:

•             capital risk

•             liquidity risk

•             interest rate risk; and

•             credit risk.

The Board of DBCT Management recognise that risk management is an integral part of good management practice. Risk management is integrated into the Group’s philosophy, practices, business plans and forecasts with a culture of compliance being promoted within the Group.

As a result of the merger between Prime Infrastructure and Brookfield Infrastructure that was completed on 8 December 2010, the internal treasury functions of the two entities have been combined.  This has led to increased experience, knowledge and capability available to the Group.   The treasury function provides services and advice to the Group across a broad range of treasury activities that assist with the management of the financial risks relating to the operations of the Group.

The Group seeks to minimise the risks associated with interest rates primarily through the use of derivative financial instruments to hedge these risk exposures. The use of financial derivatives is governed by Prime Infrastructure’s Treasury Policy. This policy provides written principles on the use of financial derivatives.  The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

29. FINANCIAL INSTRUMENTS (CONTINUED)

(a) FINANCIAL RISK MANAGEMENT (CONTINUED)

There has been no material change to the Group’s exposure to market risks or the manner in which it manages and measures the risk.

(b) CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The Group’s overall strategy remains unchanged from June 2010.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 15, offset by cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital and accumulated losses as disclosed in notes 18 and 20 respectively.

Operating cash flows are used to maintain the assets, as well as to make the routine outflows of tax, loan repayments, dividends/distributions and meet interest requirements. The Group manages its debt exposure by ensuring a diversity of funding sources as well as spreading the maturity profile to minimise refinance risk.

The Board, along with senior management reviews the capital structure and as part of this review considers the cost of capital and the risk associated with each class of capital. The Group manages its overall capital structure through the payment of dividends/distributions, the issue of new shares, the issue of new debt or the redemption of existing debt.

Loan covenants

As disclosed within borrowings (note 15), the Group has various loan facilities in place. Most of these facilities have loan covenants attached to these. These are generally in the form of interest cover ratios and gearing ratios.

The Group does not have any market capitalisation covenants attached to any of its borrowings.

During the period ended 31 December 2010 and the year ended 30 June 2010; there were no breaches of any loan covenants within the Group.

(c) LIQUIDITY RISK MANAGEMENT

The main objective of liquidity risk management is to ensure that the Group has sufficient funds available to meet its financial obligations, working capital and potential investment expenditure requirements in a timely manner. It is also associated with planning for unforeseen events which may curtail operating cash flows and cause pressure on the Group’s liquidity.

The Group manages liquidity risk by maintaining adequate cash reserves and committed credit lines in addition to continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Refer to note 28(b) for undrawn facilities that are available to the group as at the reporting date to further reduce liquidity risk.

Liquidity and interest risk tables

The following table details the Group’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

Consolidated — Dec 2010	Weighted average effective interest rate %	Less than 6 months AU$’000	6-12 months AU$’000	1-2 years AU$’000	2-5 years AU$’000	5+ years AU$’000	Total contractual cash flows AU$’000
Non-derivative financial liabilities:
Trade and other payables	—	24,549	—	—	—	—	24,549
Interest-bearing liabilities	5.64%	336,634	438,037	73,730	461,873	1,145,228	2,455,502
Non-interest bearing liabilities	—	69,519	—	—	—	—	69,519
		430,702	438,037	73,730	461,873	1,145,228	2,549,570

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

29. FINANCIAL INSTRUMENTS (CONTINUED)

(c) LIQUIDITY RISK MANAGEMENT (CONTINUED)

Consolidated — June 2010	Weighted average effective interest rate %	Less than 6 months AU$’000	6-12 months AU$’000	1-2 years AU$’000	2-5 years AU$’000	5+ years AU$’000	Total contractual cash flows AU$’000
Non-derivative financial liabilities:
Trade and other payables	—	21,782	—	—	—	—	21,782
Interest-bearing liabilities	5.62%	54,232	336,488	401,858	620,136	1,174,854	2,587,568
Other financial liabilities	—	69,519	—	—	—	—	69,519
		145,533	336,488	401,858	620,136	1,174,854	2,678,869

(d) INTEREST RATE RISK MANAGEMENT

The Group’s primary objectives of interest rate risk management are to ensure that:

•             the Group is not exposed to interest rate movements that could adversely impact on its ability to meet financial obligations;

•             earnings and dividends/distributions are not adversely affected;

•             volatility of debt servicing costs is managed within acceptable parameters; and

•             all borrowing covenants under the terms of the various borrowing facilities, including interest cover ratios, are complied with.

Having regard to the above constraints and target, the Group’s objective in managing interest rate risk is to minimise interest expense whilst ensuring that an appropriate level of flexibility exists to accommodate potential changes in funding requirements, ownership of assets and also movements in market interest rates.

To achieve this, in general terms, the Group’s funding mix comprises both fixed and floating rate debt. Fixed rate debt is achieved either through fixed rate debt funding or through the use of financial derivative instruments. In addition, where possible, interest rate risk is minimised by matching the terms of the interest rate swap contracts hedging the borrowings which fund the underlying investments to the regulatory regime for those investments, thus providing natural hedges.

The Group’s exposure to interest rates on financial liabilities is detailed in the liquidity risk management section of this note (note 29(c)). For Financial Assets refer to Note 10.

Interest rate sensitivity analysis

The sensitivity analysis below have been determined based on the exposure to interest rates for both derivative and non-derivative instruments at the reporting date and the stipulated change taking place at the beginning of the financial period and held constant throughout the reporting period. A 50 basis point increase or decrease is used when reporting interest rate risk internally to KMP and represents management’s assessment of the potential change in interest rates. A parallel shift in the yield curves by 50 basis points higher or lower at reporting date would have the following impact assuming all other variables were held constant:

	Dec 2010		June 2010
Consolidated	50 bp increase AU$’000	50 bp decrease AU$’000	50 bp increase AU$’000	50 bp decrease AU$’000
Net profit/(loss) (1)	(946)	947	(5,286)	5,401
Other equity(1)	34,075	(32,010)	2,127	(2,136)

(1)            Amounts are stated pre tax

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

29. FINANCIAL INSTRUMENTS (CONTINUED)

(d) INTEREST RATE RISK MANAGEMENT (CONTINUED)

Interest rate swap contracts

Under interest rate swap contracts, the Group agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Group to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt held and the cash flow exposures on the issued variable rate debt held. The fair value of interest rate swaps at the reporting date is determined by discounting the future cash flows using the applicable benchmark curve at reporting date, and is disclosed below. The average interest rate is based on the outstanding balances at the end of the financial period.

The following tables detail the notional principal amounts and remaining terms of interest rate swap contracts of the Group outstanding as at reporting date:

	Average contracted fixed interest rate		Notional principal amount		Fair value
Outstanding floating for fixed contracts	Dec 2010%	June 2010%	Dec 2010 AU$’000	June 2010 AU$’000	Dec 2010 AU$’000	June 2010 AU$’000
Less than 1 year	—	4.53	—	1,480,000	—	2,049
1 to 2 years	—	—	—	—	—	—
2 to 5 years	—	—	—	—	—	—
5 years plus	5.44	—	1,600,000	—	31,628	—
	5.44	4.53	1,600,000	1,480,000	31,628	2,049

	Average contracted fixed interest rate		Notional principal amount		Fair value
Outstanding fixed for floating contracts	Dec 2010%	June 2010%	Dec 2010 AU$’000	June 2010 AU$’000	Dec 2010 AU$’000	June 2010 AU$’000
Less than 1 year	—	—	—	—	—	—
1 to 2 years	—	—	—	—	—	—
2 to 5 years	—	—	—	—	—	—
5 years plus	6.25	6.25	150,000	150,000	534	4,764
	6.25	6.25	150,000	150,000	534	4,764

Interest rate swap contracts exchanging floating rate interest amount for fixed rate interest amounts are designated as cash flow hedges where possible in order to reduce the Group’s cash flow exposure resulting from variable interest rates on borrowings. The settlement dates coincide with the dates on which the interest is payable on the underlying debt where possible, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss.

Certain interest rate contracts do not qualify for hedge accounting and are not able to be treated as cashflow hedges.

(e) CREDIT RISK MANAGEMENT

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group only undertakes transactions with credit worthy customers and conducts active ongoing credit evaluation on the financial condition of customers and other trade receivables in order to minimise credit risk.

From a treasury perspective, counterparty credit risk is managed through the establishment of authorised counterparty credit limits which ensures Prime Infrastructure only deals with credit worthy counterparties and that counterparty concentration is addressed and the risk of loss is mitigated. Credit limits are sufficiently low to restrict the Group from having credit exposures concentrated with a single counterparty but rather encourages spreading such risks among several parties. The limits are set at levels reflecting the Group’s scale of activity and also allow it to manage treasury business competitively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2010

29. FINANCIAL INSTRUMENTS (CONTINUED)

(e) CREDIT RISK MANAGEMENT (CONTINUED)

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

(f) FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices:

•             the fair value of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis; and

•             the fair value of derivative instruments are calculated using quoted prices. Where such prices are not available, use is made of discounted cash flow analysis using the applicable yield curve derived from quoted interest rates for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives. The fair value of forward exchange contracts is determined using quoted forward exchange market rates and yield curves derived from quoted interest rates matching maturities of the contract.

Except as detailed in the following tables, the Directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the financial statements of the Group approximates their fair values.

	Dec 2010		June 2010
Consolidated	Carrying amount AU$’000	Fair value AU$’000	Carrying amount AU$’000	Fair value AU$’000
DBCT Bank Facilities	890,020	872,442	886,020	869,764
DBCT Guaranteed Notes	880,000	764,397	880,000	777,602

(1)            Carrying value excludes amortised deferred funding costs of $13.3 million for 31 December 2010 (30 June 2010: $15.2 million).

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•             Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•             Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•             Level 3: inputs for the assets or liability that are not based on observable market data (unobservable inputs).

Consolidated — Dec 2010	Level 1 AU$’000	Level 2 AU$’000	Level 3 AU$’000	Total AU$’000
Derivative financial assets	—	32,162	—	32,162
Derivative financial liabilities	—	—	—	—

Consolidated — June 2010	Level 1 AU$’000	Level 2 AU$’000	Level 3 AU$’000	Total AU$’000
Derivative financial assets	—	6,813	—	6,813
Derivative financial liabilities	—	—	—	—

There were no transfers between levels during the period ended 31 December 2010 and year ended 30 June 2010.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of DBCT Management Pty Limited, Brisbane, Australia

We have audited the accompanying consolidated statements of financial position of DBCT Management Pty Limited (the “Company”) as of December 31, 2010 and June 30, 2010, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the six month period ended December 31, 2010 and the year ended June 30, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and June 30, 2010, and the results of its operations and its cash flows for the six month period ended December 31, 2010 and the year ended June 30, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Sydney, Australia

20 April 2011

Member of Deloitte Touche Tohmatsu Limited